UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jianpu Technology Inc.

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

47738D101 **

(CUSIP Number)

James Qun Mi

Unit 2902-2907, 5 Corporate Avenue

150 Hubin Road, Shanghai

People’s Republic of China

Telephone: +86 21 6535 3536

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number of the issuer’s American depositary shares, each one of which represents 20 Class A ordinary shares, par value $0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47738D101

1	Names of Reporting Persons James Qun Mi
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 94,570 Class A Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 94,570 Class A Ordinary Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,570 Class A Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14	Type of Reporting Person (See Instructions) IN

(1)	Represents a total of 94,570 Class A Ordinary Shares that Mr. James Qun Mi beneficially owns through two entities other than Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.

(2)	The calculation is based on a total of 422,458,800 ordinary shares outstanding as of February 29, 2024, as reported in the annual report on Form 20-F for the fiscal year ended December 31, 2023, filed by the issuer with the SEC on April 19, 2024.

CUSIP No.	47738D101

1	Names of Reporting Persons Ronald Cao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary share(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	47738D101

1	Names of Reporting Persons Lightspeed China Partners I GP, LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	47738D101

1	Names of Reporting Persons Lightspeed China Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No.	47738D101

1	Names of Reporting Persons Lightspeed China Partners I-A, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No.	47738D101

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on August 24, 2018, and subsequently amended on March 4, 2019 (the “Original Schedule 13D”, together with this Amendment, the “Statement”), on behalf of James Qun Mi, Ronald Cao, Lightspeed China Partners I GP, LLC, Lightspeed China Partners I, L.P., and Lightspeed China Partners I-A, L.P., with respect to the Class A ordinary shares, par value US$0.0001 per share, of Jianpu Technology Inc. (“Class A Ordinary Shares”), a Cayman Islands company. The items below amend the information disclosed under the corresponding items of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings attributed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This Statement relates to the Class A Ordinary Shares, par value US$0.0001 per share, including Class A Ordinary Shares represented by American depositary shares of the issuer (the “ADSs”), each representing 20 Class A Ordinary Shares.

On February 20, 2024, the issuer was notified by the NYSE that the staff of NYSE Regulation had determined to commence proceedings to delist its ADSs from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in the issuer’s ADSs was suspended immediately on the NYSE. On March 5, 2024, the NYSE notified the SEC of its intention to remove the ADSs from listing and registration on the NYSE, effective March 18, 2024. The issuer’s ADSs have been quoted on the OTC Pink since the NYSE suspended their trading, currently under the symbol “AIJTY.”

The principal executive offices of the issuer are located at 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)—(c), (f)  This Statement is being jointly filed by James Qun Mi, Ronald Cao, Lightspeed China Partners I GP, LLC, Lightspeed China Partners I-A, L.P. and Lightspeed China Partners I-A, L.P. (the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. James Qun Mi is a citizen of the United States of America. He is the founding partner of Lightspeed China Partners. The business address of Mr. Mi is Unit 2902-2907, 5 Corporate Avenue, 150 Hubin Road, Shanghai, People’s Republic of China 200020.

Mr. Ronald Cao is a citizen of the United States of America. He is the founder and managing director of Sky9 Capital and has been managing the investments and operations of Lightspeed China Partners I, L.P. and Lightspeed China Partners II, L.P. since November 2011. The business address of Mr. Cao is No. 42, Lane 588, Xulian Road, Xujing Town, Qingpu District, Shanghai, People’s Republic of China.

Lightspeed China Partners I GP, LLC is a limited liability company organized under the laws of the Cayman Islands, with its principal business in investment holding. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. The business address of Lightspeed China Partners I GP, LLC is 5940 S Rainbow Blvd, Las Vegas, NV 89118.

Lightspeed China Partners I, L.P. is a limited partnership organized under the laws of the Cayman Islands, with its principal business in investment holding. The general partner of Lightspeed China Partners I, L.P. is Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. The business address of Lightspeed China Partners I, L.P. is 5940 S Rainbow Blvd, Las Vegas, NV 89118.

Lightspeed China Partners I-A, L.P. is a limited partnership organized under the laws of the Cayman Islands, with its principal business in investment holding. The general partner of Lightspeed China Partners I-A, L.P. is Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. The business address of Lightspeed China Partners I-A, L.P. is 5940 S Rainbow Blvd, Las Vegas, NV 89118.

(d), (e)  During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 29, 2024, Lightspeed China Partners I, L.P., Lightspeed China Partners I-A, L.P., and the issuer entered into a share repurchase agreement, pursuant to which the issuer agreed to repurchase a total of 284,147 ADSs (representing 5,682,940 Class A Ordinary Shares) and another 40,537,205 Class A Ordinary Shares from Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., at a price of US$0.03 per Class A ordinary share, subject to certain terms and conditions. The transaction closed on July 29, 2024. A copy of the share repurchase agreement is filed as Exhibit B to this Amendment and is incorporated by reference into this Item 4.

As of the date of this Statement, Mr. James Qun Mi intends to sell the 94,570 Class A Ordinary Shares beneficially owned by him in the near future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a), (b) Following the completion of the transaction described in Item 4: (i) Mr. Ronald Cao, Lightspeed China Partners I GP, LLC, Lightspeed China Partners I, L.P., and Lightspeed China Partners I-A, L.P. no longer beneficially own any Class A Ordinary Shares (including those represented by ADSs) or retain any voting or dispositive power with respect to such shares; and (ii) Mr. James Qun Mi beneficially owns a total of 94,570 Class A Ordinary Shares through two entities other than Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., representing 0.0% of the total outstanding ordinary shares and voting power of the issuer. The calculation is based on a total of 422,458,800 ordinary shares outstanding as of February 29, 2024, as reported in the annual report on Form 20-F for the fiscal year ended December 31, 2023, filed by the issuer with the SEC on April 19, 2024. The information disclosed under Item 4 is hereby incorporated by reference into this Item 5.

(c) Except as disclosed in this Statement, there have been no transactions in the securities of the issuer effected by the Reporting Persons within the last 60 days.

(d) Except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Ordinary Shares on July 29, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The information set forth in Items 2 and 4 of this Statement is incorporated herein by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

Exhibit No.	Description
A	Joint Filing Agreement, dated July 30, 2024 by and among the Reporting Persons.
B	Share Repurchase Agreement, dated June 29, 2024, by and among Lightspeed China Partners I, L.P., Lightspeed China Partners I-A, L.P., and Jianpu Technology Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2024

/s/ James Qun Mi
James Qun Mi

/s/ Ronald Cao
Ronald Cao

Lightspeed China Partners I GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I-A, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory